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                                                                    EXHIBIT 12.1


El Paso Production Holding Company
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Millions)

                                                                                                   FOR THE THREE
                                                                                                   MONTHS ENDED
                                                            FOR THE YEAR ENDED DECEMBER 31,          MARCH 31,
                                                         --------------------------------------   --------------
                                                          1998     1999    2000    2001    2002    2002    2003
                                                         ------    ----    ----    ----    ----   ------   -----
Earnings
  Pre-tax income (loss) from continuing operations       (1,012)   (310)   210     220     325       48     148
  Minority interest in consolidated subsidiaries             --      --     --       4       3        3       3
  (Income)/loss from equity investees                        --      --    (10)    (18)    (13)      (3)     (8)

  Pre-tax income (loss) from continuing operations
    before minority interest in consolidated
    subsidiaries and income from equity investees        (1,012)   (310)   200     206     315       48     143

  Fixed Charges                                              80      67     --      --      --       --       5
  Distributed income of equity investees                     --      --     --      --      --       --      --
  Capitalized interest                                       (3)    (12)    --      --      --       --       1
  Preferred returns on consolidated subsidiaries             --      --     --      --      --       --      --

    Total earnings available for fixed charges             (935)   (255)   200     206     315       48     149

Fixed charges
  Interest and debt costs                                    78      65     --      --      --       --       5
  Interest component of rent                                  2       2     --      --      --       --      --
  Preferred returns on consolidated subsidiaries             --      --     --      --      --       --      --

    Total fixed charges                                      80      67     --       1      --       --       5

Ratio of earnings to fixed charges                           --(1)   --(1)  --(2)   --(2)   --(2)    --(2)   29(3)


(1) Earnings were inadequate to cover fixed charges by $1,015 million and $322 million for the years ended December 31, 1999 and 1998.

(2) There were no fixed charges for the years ended December 31, 2000, 2001 and 2002 and for the quarter ended March 31, 2002 since we are funded through equity contributions from El Paso.

(3) In first quarter 2003, we incurred interest costs related to the Red River financing.